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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

WATSON WYATT & COMPANY HOLDINGS
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Common Stock, Par Value $.01 Per Share,
(Title of Class of Securities)

942712100
(CUSIP Number of Class of Securities)

Walter W. Bardenwerper, Esq.
Vice President, General Counsel and Secretary
Hong Le Nguyen, Esq.
Counsel
Watson Wyatt & Company Holdings
1717 H Street, N.W.
Washington, D.C. 20006-3900
(202) 715-7000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Brian J. Lane, Esq.
Gibson, Dunn & Crutcher LLP
1050 Connecticut Ave., N.W.
Washington, D.C. 20036
(202) 955-8500

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.
☒
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

SCHEDULE TO

        This Amendment No. 3 to the Tender Offer Statement on Schedule TO (as so amended, "Schedule TO") amends and supplements the statement originally filed on March 8, 2004 and amended on March 19, 2004 and April 5, 2004 by Watson Wyatt & Company Holdings, a Delaware corporation ("Watson Wyatt") to correct an inadvertent error contained in the press release, dated April 5, 2004 (the "Press Release") filed as Exhibit(a)(iv)(5) to this Schedule TO. The second sentence of the third paragraph of the Press Release should have read as follows:

  "As a result of the completion of the tender offer, and immediately following payment for the tendered shares, Watson Wyatt will have approximately 32,175,363 shares of Class A Common Stock outstanding."

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

WATSON WYATT & COMPANY HOLDINGS
/s/ JOHN J. HALEY John J. Haley President and Chief Executive Officer
Dated: April 5, 2004

Index to Exhibits

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase, dated March 8, 2004.*
(a)(1)(ii)	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*
(a)(5)(i)	Press Release dated March 8, 2004.*
(a)(5)(ii)	Summary Advertisement.*
(a)(5)(iii)	Communication to Associates dated March 8, 2004.*
(a)(5)(iv)	Press Release dated April 5, 2004.*
(b)	None.
(d)(i)
Form of agreement among Watson Wyatt & Company, Watson Wyatt & Company Holdings and employee directors, executive officers and significant stockholders restricting the transfer of shares, incorporated by reference to Registrant's Form S-3/A, Amendment No. 5 (File No. 333-94973), filed on September 14, 2000.
(d)(ii)	2001 Deferred Stock Unit Plan for Selected Employees, incorporated by reference to Registrant's Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(iii)	Compensation Program for Outside Directors, incorporated by reference to Registrant's Form S-8 (File No. 333-75502), filed on December 19, 2001.
(d)(iv)	2001 Employee Stock Purchase Plan, incorporated by reference to Registrant's Form Schedule 14A (File No. 001-16159), filed on October 5, 2001.
(d)(v)	2000 Long-Term Incentive Plan, incorporated by reference to Annex D of Registrant's Prospectus filed pursuant to Rule 424(b)(3) (File No. 333-94975), filed May 25, 2000.
(d)(vi)	Form of note issued pursuant to Registrant's Common Stock Purchase Plan.*
(g)	None.
(h)	None.
*
Previously filed as an exhibit to the Schedule TO.

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SCHEDULE TO
SIGNATURE
Index to Exhibits